UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on November 2, 2005

Amsterdam • 2 November 2005

Update on efficiency programme ING Operations & IT in the Benelux

ING announced today a further update of its efficiency programme for its Operations and IT activities in the Benelux, mainly relating to ING’s banking operations. The goal of this programme is to improve efficiency and to lift ING’s banking operations to a higher level of operational excellence. This programme consists of 3 components:

•	Streamlining: up to 500 FTEs will become redundant within the Operations and IT banking division. Some of these positions are expected to decrease through natural attrition. These redundancies are on top of the 450 redundancies already announced on 13 July 2005.

•	Outsourcing: approximately 2,200 FTEs are affected. They are expected to be transferred to suppliers.

•	Downsizing of external staff: contracts for approximately 1,400 external FTEs will not be extended, of which to date 550 have already been ended.

As a result of these initiatives, ING expects cost savings to gradually increase in the coming years, ultimately resulting in annual cost savings of approximately EUR 190 million as of 2008. The estimated non-recurrent costs amount to EUR 120 million over this period. This is on top of the estimated annual cost reductions of EUR 39 million and one-off costs of EUR 57 million, as already announced on 13 July 2005.

Eli Leenaars, Executive Board member of ING Group responsible for Operations & IT and Retail Banking, said: “ING aims to excel in its services to the customer. To achieve that, we have to excel in execution and be cost efficient. Both sourcing and streamlining fit in ING’s strategy of continually looking for ways to reduce costs and improve efficiency to preserve its competitive position, particularly in the mature Benelux market.”

“ING is taking its responsibilities towards employees seriously. When we select external parties we take into account both business criteria and social considerations. Labour conditions, career opportunities and the business culture of an external party are important criteria for selection. In the case of redundancies ING will make every effort to help affected employees ‘from job to job,’ in line with our Social Plan in the Netherlands and in line with the collective labour agreements in Belgium and the Netherlands,” said Eli Leenaars.

The works councils and labour unions have been informed of the intended outsourcing and streamlining initiatives.

Press enquiries: ING Group, the Netherlands Debbie Brand, +31 20 541 65 26, debbie.brand@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 114,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: November 2, 2005